UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 17, 2015

Furmanite Corporation
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	001-05083	74-1191271
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10370 Richmond Avenue, Suite 600 Houston, Texas		77042
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:	713-634-7777

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[  ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[  ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[  ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

Furmanite Corporation (NYSE: FRM) (“Furmanite” or the “Company”) is filing this Current Report on Form 8-K (“Form 8-K”) to retrospectively reclassify the presentation of its consolidated financial statements, which were initially filed with the Securities and Exchange Commission (“SEC”) on March 10, 2015 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”), to reflect its Furmanite Technical Solutions division (“FTS”), historically reported as part of its Engineering & Project Solutions operating segment, as a discontinued operation, since the time of its acquisition in August 2013.

FTS was sold in September 2015 and its assets, liabilities, results of operations and cash flows have been reflected in discontinued operations beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. The SEC requires a registrant to include or incorporate by reference in a registration or proxy statement filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), the retrospective reclassification of previously issued financial statements to reflect the subsequent reclassification of operations to discontinued operations. Accordingly, the Company is revising and including in this Form 8-K the following portions of the Annual Report: Selected Financial Data (Item 6), Management’s Discussion and Analysis of Financial Condition and Results of Operations (Item 7) and Financial Statements and Supplementary Data (Item 8). These revised portions of the Annual Report are set forth in Exhibit 99.1, which is attached hereto and is incorporated herein by reference.

In order to preserve the nature and character of the disclosures set forth in such items as originally filed in the Annual Report, no attempt has been made in this Form 8-K, nor should this Form 8-K be deemed, to modify or update disclosures presented in the Annual Report to reflect events or occurrences after the date of the filing of the Annual Report, except for matters relating specifically to the retrospective reclassification of the presentation described above. Therefore, this Form 8-K should be read in conjunction with the Annual Report and the Company’s other filings made with the SEC subsequent to the filing of the Annual Report, including quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015.

As previously disclosed, on November 1, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Team, Inc. (“Team”) and Team’s wholly owned subsidiary TFA, Inc. (“Merger Sub”) whereby, upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Team. At the effective time of the Merger, each share of the Company’s common stock will be converted into the right to receive 0.215 shares of common stock of Team, subject to the terms and conditions of the Merger Agreement. In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and Furmanite intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger, with the SEC. The filing of this Form 8-K will allow the retrospectively reclassified consolidated financial statements to be incorporated by reference into such registration statement on Form S-4 and such joint proxy statement/prospectus.

Cautionary Statements Regarding Forward-Looking Information

The information presented below may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Team and the Company.  Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import.  Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Risks and uncertainties related to the proposed transaction include, among others: the risk that the Company’s stockholders or Team’s stockholders do not approve the merger or the Team Stock Issuance, as applicable; the risk that the merger agreement is terminated as a result of a competing proposal; the risk that regulatory approvals required for the merger are not obtained on the proposed terms and schedule or are obtained subject to conditions that are not anticipated; the risk that the other conditions to the closing of the merger are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the proposed merger; costs and difficulties related to the integration of the Company’s businesses and operations with Team’s businesses and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of potential litigation or governmental investigations; the inability to retain key personnel and other risks and important factors that could affect the Company’s and Team’s future results, as identified in their respective Annual Reports on Form 10-K for the year ended December 31, 2014 and other reports filed with the SEC.  Forward-looking statements are made only as of the date of this document, and neither the Company nor Team undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

Important Additional Information

In connection with the proposed merger, Team intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Team common stock to be issued in the merger, and Team and the Company intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEAM, THE COMPANY AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to stockholders of both Team and the Company. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Team will be available free of charge by contacting Greg L. Boane, Senior Vice President, Chief Financial Officer & Treasurer, Team, Inc., 13131 Dairy Ashford, Sugar Land, Texas 77478, by telephone at (281) 331-6154 or by going to Team’s Investor Relations page on its corporate web site at www.teaminc.com. Documents filed with the SEC by the Company will be available free of charge by contacting Robert S. Muff, Chief Financial Officer and Chief Administrative Officer, Furmanite Corporation, 10370 Richmond Avenue, Suite 600, Houston, TX 77042, by telephone at (713) 634-7777 or by going to the Company’s Investors page on its corporate web site at www.furmanite.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Team, the Company, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Team and the Company in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Team’s and the Company’s security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Team is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on August 21, 2015. Information about the directors and executive officers of the Company is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on June 11, 2015. Copies of the foregoing documents may be obtained as indicated above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

23.1	Consent of BDO USA, LLP.
23.2	Consent of UHY LLP.
99.1	Item 6. Selected Financial Data, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation

Date: December 17, 2015	By:	/s/ ROBERT S. MUFF
Robert S. Muff
Chief Financial Officer and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP.
23.2	Consent of UHY LLP.
99.1	Item 6. Selected Financial Data, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.